FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 2, 2016, announcing that it has joined the Telecom Infra Project, (TIP), founded by Facebook, Deutsche Telekom, EE, Globe Telecom, Intel, Nokia, SK Telecom and others.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated: November 2, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Satellite Networks Joins
Telecom Infra Project, Founded by Facebook, Deutsche
Telekom, SK Telecom and Others

Petah Tikva, Israel, November 2, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it has joined the Telecom Infra Project, (TIP), founded by Facebook, Deutsche Telekom, EE, Globe Telecom, Intel, Nokia, SK Telecom and others. TIP aims to redefine the current approach to network technology and bring connectivity to the unserved and underserved billions of people around the world.

TIP is an engineering-focused initiative driven by operators, infrastructure providers, system integrators, and other technology companies that aims to reimagine the traditional approach to building and deploying telecom network infrastructure. TIP will explore new approaches and technologies across three initial focus areas: access, backhaul, and core and management. The project groups within these areas will leverage the unique engineering and operational expertise of each member, focusing on developing new technologies and exploring new approaches to deployment in both developed and emerging markets.

Gilat brings worldwide expertise in innovative and cost-efficient satellite based solutions for broadband Internet. Gilat will leverage its knowhow and solutions to contribute to the project groups within TIP to improve people's lives through better connectivity.

“We are excited to join TIP and contribute to Facebook’s vision of connecting the unconnected and underserved populations.” said Aviv Ronai, Head of Marketing and Business Development at Gilat. “We believe this initiative and Gilat’s leadership in technology innovation and large-scale projects will help to expand broadband services quickly and affordably.”

Gilat’s connectivity via satellite will be demonstrated at the TIP Summit that will be held at Facebook's headquarters in Menlo Park CA, November 1 – 2, 2016.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable  satellite-based connectivity  solutions, including  cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC June Filingeri, President
203-972-0186
junefil@optonline.net